NO ACT

DC
PE
1-11-08



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE


08041705

March 4, 2008

Act: 1934
Section: 14A-8
Rule:
Public
Availability: 3/4/2008

Richard E. Baltz
Arnold & Porter LLP
555 Twelfth Street, NW
Washington, DC 20004-1206

Re: CSX Corporation
Incoming letter dated January 11, 2008

Dear Mr. Baltz:

This is in response to your letter dated January 11, 2008 concerning the shareholder proposal submitted to CSX by the International Brotherhood of Teamsters. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: C. Thomas Keegel
General Secretary-Treasurer
International Brotherhood of Teamsters
25 Louisiana Avenue, NW
Washington, DC 20001

ARNOLD & PORTER LLP

202.942.5000
202.942.5999 Fax

555 Twelfth Street, NW
Washington, DC 20004-1206

January 11, 2008

BY HAND DELIVERY

United States Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549

RE: CSX Corporation - Omission of Shareholder Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

On behalf of our client, CSX Corporation, a Virginia corporation (the "Company"), in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we hereby enclose six copies of this statement and a letter dated June 28, 2007 from the International Brotherhood of Teamsters ("IBT"), including the accompanying resolution and supporting statement (the "Proposal", attached hereto as Exhibit A) sought to be included by IBT in the Company's proxy statement (the "Proxy Statement") for the 2008 Annual Meeting of the Shareholders pursuant to Rule 14a-8 under the Exchange Act.

On behalf of the Company, we respectfully request that the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") confirm that it will not recommend any enforcement action if the Company omits the Proposal from its Proxy Statement for the reasons set forth below. By copy of this letter, we also are informing IBT of the Company's intention.

THE PROPOSAL

The Proposal requests that the Company's Board of Directors "make available, omitting proprietary information and at reasonable cost in its annual proxy statement by the 2009 annual meeting, information relevant to the Company's efforts to safeguard the security of their operations arising from a terrorist attack and/or other homeland security incidents."

For the reasons discussed below, the Company believes that it may omit the Proposal under Rule 14a-8(i)(10) in light of the information regarding the subject matter of the Proposal that the Company already makes publicly available, particularly through its website.

BACKGROUND

The Company, through its subsidiaries, provides rail, intermodal and rail-to-truck transload services and is among the nation's leading transportation companies. The Company's principal operating company, CSX Transportation Inc. ("CSXT"), operates the largest railroad in the eastern United States with a 21,000-mile rail network linking commercial markets in 23 states, the District of Columbia, and two Canadian provinces. The Company operates an average of 1,200 trains per day, and provides service to more than 165 bulk intermodal distribution terminals and rail-to-truck load facilities.

The implementation and oversight of the Company's security measures, including those related to possible terrorist attacks or other homeland security incidents, are crucial aspects of the Company's business. The Company employs its own railroad police special agents to provide law enforcement and security services across its rail network. In addition, the Company has made significant investments in technology to provide homeland security infrastructure protection capabilities and security awareness training to its employees to ensure the safety and security of its employees, as well as Company and customer property. On a daily basis, the Company conducts operational security activities that include:

- Monitoring critical infrastructure locations, including on-site inspections by railroad police special agents;
- Coordinating with Federal, state and local law enforcement and homeland security organizations;
- Conducting training for Company managers, employees and contractors; and
- Providing routine law enforcement functions as authorized by law.

As discussed below, the Company already provides information to the public regarding these and other operational security measures and thus believes it already has substantially implemented the Proposal.

ANALYSIS

Rule 14a-8(i)(10) permits a company to exclude a stockholder proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976). When a company can demonstrate that it already has taken actions to address each element of a stockholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. *See Hewlett-Packard Company* (avail. Dec. 11, 2007); *see, e.g., Exxon Mobil Corp.* (avail. Jan. 24, 2001); *The Gap, Inc.* (avail. Mar. 8, 1996); and *Nordstrom, Inc.* (avail. Feb. 8, 1995). Moreover, a proposal need not be "fully effected" by the company in order to be excluded as substantially implemented. *See* Exchange Act Release No. 40018 at n.30 and accompanying text (May 21, 1998); Exchange Act Release No. 34-20091, at § II.E.6. (Aug. 16, 1983).

In this instance, the Company already provides information that is responsive to the Proposal on its website and through other media. It should not be required to repackage or restate that same information in a proxy statement. Due to the Proposal's lack of specificity as to nature of the information requested, the Company believes that the information it currently provides, particularly through its website, addresses each element of the Proposal and thus "substantially implements" the Proposal.

The Company's website (www.csx.com) has a section entitled "Safety is a Way of Life" that includes a description of the myriad of safety and security programs and procedures used by the Company, encompassing every aspect of its day-to-day operations. The Company already reports on its commitment to safeguard the security of its operations in the following areas:

- Public safety,
- Hazardous Materials Safety,
- Track Maintenance and Crossing Safety;
- Employee safety, and
- Rail security.

"Information relevant to the Company's efforts to safeguard the security of their operations arising from a terrorist attack and/or other homeland security incidents" appears under the Rail Security link on the website. That information appears in the discussion of the public-private partnerships that CSXT recently created to provide state homeland security officials valuable, current information they can use to protect the communities they serve. To date, CSXT has announced pilot partnerships with the states of New York, New Jersey and Kentucky, as well as with the Transportation Security Administration.

As discussed on the website, the Company's efforts to safeguard the security of its operations include a highly-specialized secure network, which provides enhanced monitoring for state homeland security and law enforcement officials with respect to the status of the Company's trains and rail cars. The Company also provides for joint training among the Company's experts and law enforcement officials trained to respond to security incidents. Additionally, the CSXT partnerships enable the Company and emergency response organizations to plan for emergency responses to incidents involving hazardous materials.

Thus, the Company's employees, investors, and the public at-large have access at any time to information that the Company believes would be responsive to the Proposal. To require the Company to include this or more detailed sensitive security information again in its Proxy Statement is simply duplicative, unnecessary and could potentially damage the Company's ability to effectively protect its employees and critical infrastructure.

For the reasons set forth above, the Company believes that it already has taken steps that substantially implement the Proposal, and thus it is excludable under Rule 14a-8(i)(10).

CONCLUSION

Pursuant to Staff Legal Bulletin 14C, in order to facilitate transmission of the Staff's response to our request during the highest volume period of the shareholder proposal season, our facsimile number is (202) 942-5999 and IBT's number is (202) 624-6833.

If you have any questions regarding the subject matter of this letter, please address them to the undersigned, at Arnold & Porter LLP, 555 12th St., N.W., Washington, D.C. 20004 or via telephone at (202) 942-5124. In my absence, please contact Mark Austin at (904) 359-3167. The Company intends to mail its definitive proxy materials on or about March 31, 2008.

Very truly yours,



Richard E. Baltz

Attachments

cc: C. Thomas Keegel, General Secretary-Treasurer
International Brotherhood of Teamsters

Mark Austin, Esq.
CSX Corporation

EXHIBIT A

IBT Proposal

INTERNATIONAL BROTHERHOOD OF TEAMSTERS

JAMES P. HOFFA
General President

25 Louisiana Avenue, NW
Washington, DC 20001



C. THOMAS KEEGEL
General Secretary-Treasurer

202.624.6800
www.teamster.org

June 28, 2007

BY FACSIMILE: 904-359-3597
BY UPS NEXT DAY

Ms. Ellen Fitzsimmons, Corporate Secretary
CSX Corporation
500 Water St Fl 15
Jacksonville, FL 32202

Dear Ms. Fitzsimmons:

I hereby submit the following resolution on behalf of the Teamsters General Fund, in accordance with SEC Rule 14a-8, to be presented at the Company's 2008 Annual Meeting.

The General Fund has owned 140 shares of CSX Corporation continuously for at least one year and intends to continue to own at least this amount through the date of the annual meeting. Enclosed is relevant proof of ownership.

Any written communication should be sent to the above address via U.S. Postal Service, UPS, or DHL, as the Teamsters have a policy of accepting only Union delivery. If you have any questions about this proposal, please direct them to Louis Malizia of the Capital Strategies Department, at (202) 624-6930.

Sincerely,

C. Thomas Keegel

C. Thomas Keegel
General Secretary-Treasurer

CTK/lm
Enclosures

RESOLVED: That the shareholders of CSX Corporation ("CSX" or "Company") hereby request that the Board of Directors make available, omitting proprietary information and at reasonable cost, in CSX's annual proxy statement, by the 2009 annual meeting, information relevant to CSX's efforts to safeguard the security of their operations arising from a terrorist attack and/or other homeland security incidents.

SUPPORTING STATEMENT: Since CSX is involved with the transportation, storage and handling of hazardous materials including chemicals, explosives, radioactive materials, gases, poisons and corrosives, it is critical that shareholders be allowed to evaluate the steps CSX has taken to minimize risks to the public arising from a terrorist attack or other homeland security incident.

The United States Naval Research Lab reported that one 90-ton tank car carrying chlorine, if targeted by an explosive device, could create a toxic cloud 40 miles long and 10 miles wide, which could kill 100,000 people in 30 minutes. Safeguarding U.S. security should be a priority for CSX, especially since the 9/11 attacks have crystallized the vulnerability of our nation's transportation infrastructure. The train bombings in London and Madrid, where hundreds of people died and thousands were injured, highlight the vulnerability of railways as prime targets for terrorist attacks.

Citizens for Rail Safety, Inc., a national nonprofit public interest organization comprised of transportation consultants and concerned citizens advocating for national railroad safety and efficiency, unveiled a Penn State University report on June 12, 2007, exposing glaring holes in rail security and therefore, opportunities for terrorism in the U.S. system. The report, "Securing and Protecting America's Rail System: U.S. Railroads and Opportunities for Terrorist Threats" uncovered the need for an increase in rail worker terrorism preparedness training in order to improve rail security and protect the public.

Rail workers throughout our Company report that CSX has failed to implement significant security improvements to deter or respond to a terrorist attack on the U.S. rail network, which could potentially devastate communities in our country and destroy our Company.

While other rail companies, such as Canadian Pacific Railway, have disclosed extensive detail of security actions taken to protect infrastructure, personnel and their cost, CSX does not disclose efforts to improve security operations to tackle the threat to the railroad in high-risk areas like Washington, D.C. Indeed, D.C.-residents and those of 10 additional metropolitan areas are working through the courts to establish ordinances that would re-route rail operations to protect major urban communities. These disclosures are particularly important in light of CSX's recent history of accidents involving hazardous materials, which include a Kentucky crash in January 2007 that "released some 30,000 gallons of flammable butyl acetate, causing the Kentucky River to catch fire and requiring evacuation of the area." [Gibbons, Timothy. *CSX Hit with 3 Accidents Already this Year*. 2/26/2007].

Lack of such information prevents shareholders from assessing crucial information relating to the protection of our country, our Company and our workers.

We urge you to support disclosure of CSX's homeland security measures by voting **FOR** this proposal.



June 26th, 2007

Ms. Ellen Fitzsimmons
Corporate Secretary
CSX Corporation
500 Water Street Fl. 15
Jacksonville FL. 32202

Re: CSX Corporation. – Cusip # 126408103

Dear: Ms. Fitzsimmons:

Amalgamated Bank is the record owner of 140 shares of common stock (the "Share") of CSX Corporation, beneficially owned by the International Brotherhood of Teamsters General Fund. The shares are held by Amalgamated Bank at the Depository Trust Company in our participant account # 2352. The International Brotherhood of Teamsters General Fund has held the Shares continuously since 05/31/2005 and intends to hold the shares through the shareholders meeting.

If you have any questions or need anything further, please do not hesitate to call me at (212) 895-4971.

Very truly yours,



Hugh A. Scott
First Vice President
Amalgamated Bank

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 4, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: CSX Corporation
Incoming letter dated January 11, 2008

The proposal requests that the board make available, omitting proprietary information and at a reasonable cost, information relevant to the company's efforts to safeguard the security of their operations arising from a terrorist attack and/or other homeland security incidents.

There appears to be some basis for your view that CSX may exclude the proposal under rule 14a-8(i)(10). Accordingly, we will not recommend enforcement action to the Commission if CSX omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,



Greg Belliston
Special Counsel

END